UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

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TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

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P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.
Press Release: TAT Technologies Ltd. Reports that its Wholly Owned Subsidiary, Piedmont Aviation Component Services has signed a Seven Year Landing Gear Maintenance Support Agreement with Republic Airways Holdings, Inc. The total value of the agreement may reach up to $45 million.

ITEM 1

TAT Technologies Wholly Owned Subsidiary, Piedmont Aviation Component Services
Has signed a Seven Year Landing Gear Maintenance Support Agreement with Republic Airways Holdings, Inc.
The total value of the agreement may reach up to $45 million

GEDERA, Israel, Friday, September 19, 2014 TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that its wholly-owned subsidiary, Piedmont Aviation Component Services ("Piedmont"), has signed a seven year landing gear Maintenance Support Agreement with Republic Airways Holdings, Inc. covering their Embraer E - 175 fleet.  The agreement covers the current fleet of 160 aircraft and the total value may exceed $45 million.

TAT's President and CEO, Mr. Itsik Maaravi, commented on the new agreement: "We are proud of this new relationship between Republic and Piedmont.  Additionally, this contract will position us as a world leading maintenance service provider for Embraer E – 170/190 Landing Gear as the fleet is just entering first wave of major overhaul requirements. It constitutes an important step in our strategy of solidifying TAT Technologies and subsidiaries as world leading service providers.

The new agreement reinforces TAT's leading position in the regional Landing Gear maintenance industry, adding new capabilities to our existing product lines, which currently includes ATR 42/72, CRJ 100/200 and Dash 8 aircraft."

About TAT Technologies LTD.

TAT Technologies LTD. is a leading provider of products and services to the commercial and military aerospace and ground defense sectors. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Maintenance, Repair and Overhaul or “MRO” services of Heat Transfer Products; and (iii) Maintenance, Repair and Overhaul or “MRO” services for aircraft components.

TAT’s activities in the area of OEM of Heat Management and Flow Control Solutions includes primarily the design, development, manufacture and sale of: (i) a broad range of heat transfer components such pre-coolers, oil/fuel hydraulic coolers and cold plates used in mechanical and electronic systems on-board commercial, business and military aircraft; (ii) environmental control and cooling systems for use on board aircraft and on ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of MRO of Heat Transfer Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 28% of the equity of First Aviation Services, a world-wide service provider to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies Ltd., please visit our web-site:

www.tat-technologies.com

Contact:

Mr. Tiko Gadot
CFO
Tel: +972-88628501
tikog@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Tiko Gadot
Tiko Gadot
Chief Financial Officer

Date: September 19, 2014